Exhibit 99.1

Provident Announces Appointment of New Chief Financial Officer

News Release 18-10
September 8, 2010

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced that Mr. Brent Heagy has been appointed Senior Vice President, Finance and Chief Financial Officer (“CFO”) effective October 1, 2010.  Mr. Heagy will succeed Mark Walker who, as previously announced, will be stepping down from the role effective September 30, 2010.

Mr. Heagy was most recently Chief Financial Officer of a Calgary based mid-sized Energy Trust.  Prior to that, he was Chief Risk Officer for EnCana Corporation in Calgary, Chief Financial Officer for PanCanadian Energy Corporation's US operations based in Houston, Texas and began his career with Coopers & Lybrand in Calgary.  Mr. Heagy graduated from the University of Saskatchewan with a bachelor of Commerce degree in 1982 and received his Chartered Accountant designation in 1985.

“We are very excited to welcome Brent to Provident” said Doug Haughey, President and CEO. “Brent brings a tremendous amount of senior leadership experience and we look forward to his contribution to the Provident team”.

 “On behalf of Provident’s Board of Directors and staff, I would also like to thank Mark Walker for his valuable contribution to Provident since joining Provident’s predecessor, Founders Energy, in 1996.” said Mr. Haughey. “Mark was instrumental in Provident’s success, we will miss his contribution, but wish him every success in his future endeavors.”

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages a natural gas liquids (NGL) midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com